Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

ANNOUNCEMENT IN RELATION TO POSSIBLE FREIGHT RATE ADJUSTMENTS

Guangshen Railway Company Limited (the “Company”) received a notice from the relevant industry supervising authority that the National Development and Reform Commission and the Ministry of Railways are finalizing the detailed proposal in relation to the adjustment on the rail freight rates in the near future. In accordance with information which was disclosed in the 2011 Annual Report of the Company, the revenue from freight transportation business of the Company in 2011 amounted to RMB1.387 billion, representing 9.44% of the total revenue of the Company, and the revenue from passenger transportation business amounted to RMB8.027 billion, representing 54.64% of the total revenue of the Company. Since the detailed proposal is yet to be finalized, the Company is unable to form a view on the impact of the adjustment on financial performance of the Company at this stage.

By Order of the Board
Guangshen Railway Company Limited
Guo Xiang Dong
Company Secretary

Shenzhen, the PRC, 18 February 2013

As at the date of this announcement, the Board of the Company consists of:

Executive Directors

Li Wenxin

Shen Yi

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Li Liang

Independent Non-executive Directors

Lo Mun Lam

Liu Xueheng

Liu Feiming